June 15, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Inergy Holdings, L.P. (the “Company”)
Registration Statement on Form S-1 (File No. 333-122466)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 3,910,000 common units, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m. (NYT) on Monday, June 20, 2005, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 13, 2005, through the date hereof:

Preliminary Prospectus dated June 13, 2005:

20,603 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
A.G. EDWARDS & SONS, INC.
CITICORP GLOBAL MARKETS INC.
WACHOVIA CAPITAL MARKETS, LLC

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale

Victoria Hale
Vice President